SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Schedules Conference Call to Discuss First Quarter 2008 Results,, dated April 1, 2008.

99.2 Press Release: European Outsourcer, WEBHELP Expands NICE Environment; to Implement NICE`s Interaction Analytics Solution, dated April 7, 2008.

99.3 Press Release: NICE Solution on Cisco Application eXtension Platform Revolutionizes Enterprise Branch VoIP Recording , dated April 10, 2008

99.4 Press Release: Actimize, a NICE Company, Receives Order from The Bank of Tokyo-Mitsubishi UFJ, Ltd. for its Anti-Money Laundering Solution , dated April 14, 2008.

99.5 South Africa`s Transnet Freight Rail Standardizes on NICE, Undertakes a Multi-Million Dollar IP Video Surveillance Project, dated April 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated May 1, 2008

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Schedules Conference Call to Discuss First Quarter 2008 Results,, dated April 1, 2008.

99.2 Press Release: European Outsourcer, WEBHELP Expands NICE Environment; to Implement NICE`s Interaction Analytics Solution, dated April 7, 2008.

99.3 Press Release: NICE Solution on Cisco Application eXtension Platform Revolutionizes Enterprise Branch VoIP Recording , dated April 10, 2008

99.4 Press Release: Actimize, a NICE Company, Receives Order from The Bank of Tokyo-Mitsubishi UFJ, Ltd. for its Anti-Money Laundering Solution , dated April 14, 2008.

99.5 South Africa`s Transnet Freight Rail Standardizes on NICE, Undertakes a Multi-Million Dollar IP Video Surveillance Project, dated April 28, 2008

NICE Systems Schedules Conference Call to Discuss
First Quarter 2008 Results

Ra`anana, Israel, April 1, 2008 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it plans to report its first quarter 2008 financial results on Wednesday, May 14, 2008.

Following the earnings release, NICE management will host a teleconference at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the first quarter 2008 call:

United States +1-888-281-1167 or +1-800-994-4498

International +972-3-918-0610
Israel +972-3-918-0610

This call will be webcast live on http://www.nice.com.  An online replay will also be available approximately three hours following the call.  A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States + 1-888-326-9310
International +972-3- 925-5930

Israel +972-3-925-5930

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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European Outsourcer, WEBHELP Expands NICE Environment; to Implement NICE`s Interaction Analytics Solution

NICE solution to help improve quality of service and provide a better understanding of customer dynamics

Ra`anana, Israel, April 07, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading French outsourcer WEBHELP SA operating a unique contact center network in 3 different countries has expanded its NICE environment, and will begin implementation of the Company`s Interaction Analytics solution-part of NICE SmartCenter.  The NICE solution will be used in its fifteen sites located in France, Romania and Morocco, and will enable WEBHELP to enhance the quality of service it provides to callers, and provide its clients a deeper understanding of customer dynamics.

With the NICE solutions implemented at its off-shore sites, WEBHELP will be able to further enhance its competitive edge by offering its clients with cost and time efficient capabilities for remote monitoring of agent skills sets, such as communication skills and product knowledge, while improving the quality of service their customers are receiving.

"With the deployment of the NICE solution, WEBHELP strengthens its offering to our large clients with an unequalled solution for multidimensional interaction analytics, precision quality monitoring and advanced coaching of its 5,000 agents around the world," said Frederic Jousset, co-president, WEBHELP.

"We are pleased that WEBHELP has decided to expand its NICE implementation," said Tamir Ginat, President NICE EMEA.  "The company`s decision to move to add on NICE`s advanced applications reflects a trend we are seeing of more and more customers recognizing the value of NICE`s solutions in helping enhance customer loyalty and retention and improve their contact center`s operational efficiency."

About WEBHELP

WEBHELP SA is an innovative French group specializing in client relationship management service and products, that are multi-channel (helpdesk, telemarketing, e-mail, courier and chat), multiservice (consulting, development, and integration of technology solutions and service presentation) and multilingual.  With presence in three countries, France, Morocco and Romania, WEBHELP has approximately 5,000 agents.   WEBHELP is ISO 9001-2000 and NF 345 certified and is known for its superior client services.  In June 2007 WEBHELP celebrated its seventh anniversary, having experienced strong growth, an ever growing client portfolio, and developed a unique expertise in off-shore contact center services. Webhelp won the 2007 Europe`500 award rewarding high growth job-creating champions for its outstanding business performance.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Solution on Cisco Application eXtension Platform Revolutionizes Enterprise Branch VoIP Recording

Sets new records for reliability and unprecedented low total cost of ownership for deployment to thousands of branches

Ra`anana, Israel, April 10, 2008 -NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that its enterprise branch VoIP recording is available on the Cisco Application eXtension Platform (AXP), which was introduced by Cisco today.  The new solution represents a breakthrough for enterprise branches and distributed small contact centers that require recording of customer interactions, ensuring compliance with regulations, improving business efficiency and dispute management, as well as for enhancing the customer experience at the branch level.

While new electronic methods emerge today to serve as additional customer touch points, such as for banking customers, interaction in the branch office remains the most preferred and utilized channel.  Accordingly, the quality of service provided by branches has become a major priority for the enterprise, making branch recording instrumental for improving customer experience and ensuring customer loyalty.  In addition, compliance with new financial regulations and risk management are also driving the need to record customer interactions at branch offices.

The NICE solution enables enterprises to locally record customer interactions at thousands of branches due to the unprecedented scalability and the high level of reliability provided by the Cisco AXP.  NICE also announced that it joined the Cisco Technology Developer Program supporting the Cisco AXP.

This approach of integrating NICE VoIP recording software on the Cisco AXP results in a minimal footprint in the branch and avoids the cost of installing, managing, and maintaining hundreds to thousands of remote servers.  Furthermore, since it is not reliant on network connectivity, recording continues even during network downtime, meeting the mission-critical and compliance requirements for 100% up-time.

With this solution, organizations can improve the customer experience, ensure customer loyalty, and enhance operational efficiency in branch offices.

"Cisco's collaboration with NICE delivers new levels of scale, high security, and deployability for distributed VoIP recording," said Dave Frampton, Vice President of Marketing for Cisco's Access Routing Technology Group. "With the integration of NICE software on the Cisco AXP module in the Cisco Integrated Services Router, customers will have both lower cost of ownership and higher levels of security in the remote office."

"We are excited to introduce this leading edge solution with Cisco which brings together the innovation and market leadership of both companies in providing major benefits to our customers, changing the way recording is done in enterprise branches and distributed environments," said Zvi Baum, General Manager, Enterprise Interaction Solutions at NICE.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company, Receives Order from The Bank of Tokyo-Mitsubishi UFJ, Ltd. for its Anti-Money Laundering Solution

Japan`s Largest Bank with many Subsidiaries Worldwide Joins List of leading Multi-National Firms Benefiting From Actimize`s Scalable AML Platform

NEW YORK - April 14, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that Japan`s largest bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., placed an order for its Anti-Money Laundering (AML) solution.

"Actimize proved that its AML solution can accurately identify transactions that Japan`s Financial Services Authority deem `suspicious` and can integrate quickly with our environment," said Toshiyasu Terao, Chief Manager of Global Compliance Division at The Bank of Tokyo-Mitsubishi UFJ, Ltd.  "The Actimize solution will be an important component in our global risk-based approach to managing the threat of money-laundering.  Even in situations where limited information is available, Actimize scenarios and sophisticated analytics can convert a small amount of data into a confident decision."

The Bank of Tokyo-Mitsubishi UFJ, Ltd. required a solution capable of monitoring transactions from branches and subsidiaries worldwide, yet flexible enough to integrate with existing detection and investigation tools.  The Actimize AML solution provides Web-based case management, an intuitive and collaborative investigative environment, customizable workflows, alert management, reporting and complete audit trails.

"Actimize`s flexible transactional analysis and case management platform, its list of global clients and its focused domain expertise are very appealing to financial institutions seeking an anti-money laundering solution," said Neil Katkov, senior vice president of Celent`s Asia Research Group.  "I expect the Asia Pacific market to continue increasing investment in AML and fraud detection solutions, and that firms such as Actimize will benefit from this adoption trend."

"Actimize is committed to expanding its customer base in Japan and the broader Asia Pacific region with a proven multi-language approach," said David Sosna, CEO of Actimize.  "Actimize`s Tokyo office continues to grow to meet the increasing demand for transactional monitoring solutions in this region."

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:

360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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South Africa`s Transnet Freight Rail Standardizes on NICE, Undertakes a Multi-Million Dollar IP Video Surveillance Project

The largest rail operator in South Africa selects the NICE solution to help enhance security throughout its 670 sites

Ra`anana, Israel, April 28, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Transnet Freight Rail, the leading provider of logistics and the largest rail operator in South Africa, has decided to standardize on NICE, undertaking a multi million-dollar project to implement NiceVision Net, NICE`s end-to-end solution for IP video security. The NICE intelligent security solution will enable Transnet Freight Rail to monitor and record images from thousands of IP video surveillance cameras located throughout 670 sites across the country.

Transnet Freight Rail maintains an extensive rail network that represents 80% of South Africa`s entire rail infrastructure. The NICE advanced IP video surveillance solution will enable three control centers to centrally manage the surveillance and security of all sites, coordinating the appropriate responses to threats and events. This implementation will enable Transnet Freight Rail to enhance its security and protect its highly distributed assets and buildings across South Africa.

"NICE is providing Transnet Freight Rail with a solution that encompasses all of our requirements," comments Kay Nayager, National Manager of Security Technology for Transnet Freight Rail. "It is essential for our surveillance teams to be able to monitor and seamlessly record images from the thousands of IP-based video cameras installed throughout the country, ensuring the safe passage of all assets being transported across our rail infrastructure. NICE`s IP-based security solution provides us with the tools to do this."

The NiceVision Net architecture includes the video security components required for high performance surveillance including encoders, network video recorders (NVRs), extensive event management and control room visualization. These components allow Transnet Freight Rail surveillance systems to be tailored precisely to the needs of each individual site, while meeting the security and operational needs of the Transnet Freight Rail organization as a whole.

"The Transnet Freight Rail selection demonstrates NICE`s expertise in the delivery of IP-based surveillance technology solutions for the most extensive and widely distributed transport systems around the world," said Israel Livnat, President of NICE Systems Security Group.

About Transnet Freight Rail

Transnet Freight Rail is a world class heavy haul rail company that specializes in the transportation of freight. It is the largest division of Transnet, the 18 billion Rand ($2.2 bn US) South African freight and logistics business.

Transnet Freight Rail (formerly known as Spoornet) has core competence in the transportation of freight, containers and mainline passengers on rail. The company has around 25,000 employees and operates a fleet of more than 100,000 rail wagons and nearly 2,500 locomotives on an extensive rail network that connects South Africa with other rail networks in the sub-Saharan region. It transports the materials that form the bedrock of the growing South African economy - from vital minerals such as coal, lime and metal ores to high-value processed goods such as automobiles, fuel and fertilizers. More information at http://www.transnet.co.za/

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About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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